Exhibit 99.1

HAFNIA LIMITED: Transactions made under share buyback program

Singapore, January 20, 2025

Reference is made to the stock exchange announcement made by Hafnia Limited ("Hafnia" or the "Company", OSE ticker code: "HAFNI", NYSE ticker code: "HAFN") on December 2, 2024, of the launch of Hafnia’s program to repurchase up to 18,000,000 of the Company’s shares in open market transactions for a total amount of up to USD 100,000,000 during the period from December 2, 2024, until no later than January 27, 2025, pursuant to an agreement with Pareto Securities AS and its subsidiary, Pareto Securities Inc. (together, "Pareto").

For the period from and including January 13, 2025, through January 17, 2025, the Company did not purchase any shares.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and article 5 of the European Market Abuse Regulation.

For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.